Exhibit 107

Calculation of Filing Fee Table

Schedule 13E-3

(Form Type)

PolyMet Mining Corp.

Glencore AG

(Exact Name of Registrant and Name of Persons Filing Statement)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	$73,118,837(1)	0.0001102	$8,058 (2)
Fees Previously Paid	$0		$0
Total Transaction Valuation	$73,118,837
Total Fees Due for Filing			$8,058
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$8,058

(1) Calculated solely for purposes of determining the filing fee. The transaction value was calculated as the product of 34,653,477 common shares being the number of shares issued and outstanding other than those owned by Glencore AG multiplied by the per share consideration of $2.11.

(2) The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1), was calculated by multiplying $73,118,837 by 0.0001102.